Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Sells Geothermal Energy y Assets in Slovakia and Peru

Vancouver, British Columbia, August 7, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the sale of its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“Starlight” or “SGL”) for cash payments, an equity position in SGL, and gross royalties from future geothermal energy production. EMX initiated its geothermal program in 2010 to leverage the synergies that exist between geologic environments favorable for mineral exploration and those prospective for geothermal power development. The sale of the geothermal portfolio is an example of EMX’s execution of the prospect generation business model resulting in further organic royalty property growth for the Company.

EMX’s Geothermal Portfolio and Terms of the Sale. EMX’s geothermal energy program focused on the acquisition and advancement of early-stage opportunities with high geologic potential, and in markets with a favorable regulatory and business environment. The program was led by industry expert James Koenig, the founder and President of GeothermEx, Inc. (1973-1995), and a past Director of both the Geothermal Resources Council and the International Geothermal Association. Mr. Koenig’s guidance, coupled with the Company’s operational expertise in regions around the world, provided EMX with unique commercial opportunities and competitive advantages in establishing its portfolio of geothermal properties.

EMX’s initial acquisitions were in two of Slovakia’s most promising regions for geothermal power generation, which include the Ziar Basin of west-central Slovakia and the Pannonian Basin in the southeastern corner of the country. The Company’s geothermal portfolio in Slovakia totaled five licenses covering approximately 320 square kilometers. Slovakia’s proactive stance towards geothermal and renewable energy projects provides strong incentives for developing the geothermal resource potential covered by these licenses.

EMX also assessed opportunities in Latin America that led to the acquisition of four geothermal licenses totaling 328 square kilometers in Peru, including the Tambochaca, Pumahuiri, Sengata, and Coropuna projects. These licenses occur in prospective regions of Peru’s Western and Eastern Cordillera that include geologically recent volcanism and occurrences of thermal springs and fumaroles. Peru has recently taken significant steps towards developing “renewable energy” resources that create a favorable business climate for both domestic and foreign investors.

EMX’s geothermal assets in Slovakia and Peru were sold to Starlight for an upfront cash payment, an equity position consisting of approximately 5% of SGL’s issued and outstanding shares, annual advance minimum royalty payments until production commences, and once production commences a 1% gross royalty on its geothermal licenses in Slovakia and a 0.5% gross royalty on its geothermal licenses in Peru. Starlight Geothermal Ltd. is a Delaware registered private company that is focused on the advancement of geothermal energy resources worldwide.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com